File No. 812-[                ]

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Application for an Order to Amend a Prior Order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1) (A) and 12(d)(1)(B) of the 1940 Act.

In the matter of:

Blue Tractor ETF Trust
Blue Tractor Group, LLC

57 West 57th Street, 4th Floor
New York, NY  10019

All communications and orders to:

Michael W. Mundt, Esq.
Stradley Ronon Stevens & Young, LLP
2000 K Street, N.W., Ste. 700
Washington, DC 20006
(202) 419-8403, MMundt@stradley.com

Page 1 of 9 sequentially numbered pages.

As filed with the U.S. Securities and Exchange Commission on March 19, 2021

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of:

Application for an Order to Amend a Prior Order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act.

Blue Tractor ETF Trust
Blue Tractor Group, LLC

File No. 812-[ ]

I.	INTRODUCTION
In this application (“Application”), Blue Tractor Group, LLC (the “Initial Adviser”) and Blue Tractor ETF Trust (the “Trust” and collectively with the Initial Adviser, the “Applicants”), request an order (“Order”) from the U.S. Securities and Exchange Commission (the “Commission”) to amend a portion of the prior order, as previously amended, issued to Applicants under Section 6(c) of the Investment Company Act of 1940 (“1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act (the “Prior Order”), which permits registered open-end investment companies that are actively managed exchange-traded funds (“ETFs”) to operate without being subject to a daily portfolio transparency condition.1  As described below, the Application seeks to amend the Prior Order to permit a Fund to enter into short positions with respect to the same types of instruments that a Fund is permitted to hold as long positions in its portfolio.
II.	APPLICANTS’ PROPOSAL
A.	Background
The Prior Order permits the Trust to create and operate Funds that are actively managed ETFs. However, unlike traditional actively-managed ETFs, Applicants will operate “Shielded Alpha® ETFs,” Funds that do not disclose their full portfolio holdings daily pursuant to the Prior Order. Rather, the Funds allow for efficient trading through the publication of the Dynamic SSRSM Portfolio (“Portfolio Reference Basket”), while generally shielding the specific weightings of the full

[1]
The Applicants previously filed an amended and restated application with the Commission (File No. 812-14625) on October 23, 2019 (the “Original Application”) requesting such relief. The Original Application was noticed in Investment Company Act Release No. 33682 dated November 14, 2019, and received an order granting the relief in Investment Company Act Release No. 33710 dated December 10, 2019 (the “Original Order”). The Applicants subsequently filed an amended and restated application to amend the Original Order to add flexibility for Funds to use “custom baskets” (File No. 812-15162) on January 19, 2021 (“Custom Basket Application”), which was noticed in Investment Company Act Release No. 34194 dated February 10, 2021, and received the Prior Order in Investment Company Act Release No. 34221 dated March 9, 2021.  Except as specifically noted herein, all representations and conditions contained in the Original Application, as amended by the Custom Basket Application, remain applicable to the operation of the Funds and will apply to any Funds relying on the Order. All capitalized terms not otherwise defined in this Application have the meanings ascribed to them in the Original Application and Custom Basket Application.  Pursuant to the Commission’s recent release adopting Rule 12d1-4 under the 1940 Act, the relief granted in the Prior Order under section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act (the “Section 12(d)(1) Relief”), and relief under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act relating to the Section 12(d)(1) Relief, will expire one year from the effective date of Rule 12d1-4. See Fund of Funds Arrangements, 1940 Act Rel. No. 10871 (Oct. 7, 2020), at III.

Fund portfolio contents and recent trading activity in the Fund’s actual portfolio (“Actual Portfolio”) to protect the Funds’ performance-seeking strategies from the risks of front-running of portfolio transactions and reverse engineering of the Funds’ strategies to the detriment of the Fund.
Even though the Funds will not publish their full portfolio holdings daily, the Portfolio Reference Basket allows market participants to assess the intraday value and associated risk of a Fund’s Actual Portfolio. Daily disclosure of the Portfolio Reference Basket and Guardrail Amount permit effective arbitrage activity from differences between a Fund’s trading price and its NAV, including hedging of risks associated with arbitrage and market making activities. As a result, Applicants believe that investors would be able to purchase and sell Shares in the secondary market at prices that are at or close to their NAV.
One of the requirements of the Prior Order is that each Fund will invest only in ETFs, Exchange-traded notes, Exchange listed common stocks,2 common stocks listed on a foreign exchange that trade on such exchange contemporaneously with the Shares, Exchange-traded preferred stocks, Exchange-traded American Depositary Receipts (“ADRs”),3 Exchange-traded real estate investment trusts, Exchange-traded commodity pools, Exchange-traded metals trusts, Exchange-traded currency trusts and exchange-traded futures4 that trade contemporaneously with the Shares, as well as cash and cash equivalents5 (collectively, “Portfolio Instruments”).
The Original Application stated that no Fund will borrow for investment purposes or hold short positions.  Applicants seek the flexibility for a Fund to hold short positions, but only in the same types of instruments that a Fund is permitted to hold as long positions in its portfolio.  Applicants do not seek to use short positions to leverage the portfolio, but would segregate liquid assets to cover the short positions.  Such flexibility would allow a Fund to pursue long/short investment strategies similar to those utilized by fully transparent ETFs, although only with respect to the asset types that are currently available for investment by the Funds (each such Fund, a “Long/Short Fund”).
B.	Fund Operations
The Long/Short Funds will operate in the same manner as the Funds.  As previously approved by the Commission, the Long/Short Funds will provide information relevant to the value of the portfolios of the Funds, but generally without revealing the specific weightings of the Portfolio Instruments, through the Portfolio Reference Basket.
As described in the Original Application, the Adviser has developed a proprietary algorithmic process that will be applied to the Portfolio Instruments on a daily basis to generate the Portfolio Reference Basket.  The Portfolio Reference Basket will be publicly available on the Fund website before the commencement of trading in Shares on each Business Day.6  The Portfolio Reference Basket construction process has four key elements that will allow the Portfolio Reference Basket to track the performance of the Fund:

[2]	Although the Funds may invest in securities of companies of any capitalization, the Funds will not invest in “penny stocks,” as defined by Rule 3a51-1 under the Exchange Act.
[3]
ADRs are issued by a U.S. financial institution (a “depositary”) and evidence ownership in a security or pool of securities issued by a foreign issuer that have been deposited with the depositary.  Each ADR is registered under the Securities Act on Form F-6.  ADRs in which a Fund may invest will trade on an Exchange.

[4]
Exchange-traded futures are U.S. listed futures contracts where the future contract’s reference asset is an asset that the Fund could invest in directly, or in the case of an index future, is based on an index of a type of asset that the Fund could invest in directly such as an S&P 500 index future.  All future contracts that a Fund may invest in will be traded on a U.S. futures exchange, such as the Chicago Board of Trade or the Chicago Mercantile Exchange.

[5]	Cash equivalents are short-term U.S. Treasury securities, government money market funds, and repurchase agreements.
[6]
The Portfolio Reference Basket published on the Fund’s website each Business Day will include the following information for each portfolio holding in the Portfolio Reference Basket:  (1) ticker symbol; (2) CUSIP or other identifier; (3) description of holding; (4) quantity of each security or other asset held; and (5) percentage weight of the holding in the Portfolio Reference Basket.  The Portfolio Reference Basket for a Long/Short Fund will contain the same information.  In the case of short positions for a Long/Short Fund, the quantity of each portfolio holding will reflect the number of shares held short, and the percentage weight of the holding will be reflected as a negative number, given that the short position will reflect a liability of the Fund.  Under accounting procedures followed by the Funds, trades made on the prior Business Day (“T”) will be booked and reflected in the Fund’s NAV on the current Business Day (“T+1”).  The algorithm will be applied to the portfolio after the close of trading on Day T to generate the Portfolio Reference Basket that would be disseminated before trading begins on Day T+1.

•
Same securities as the portfolio.  The Portfolio Reference Basket will contain all of the names of the securities in the actual portfolio, and only the securities that are in the actual portfolio (and also could contain cash to represent the Fund’s holdings of cash).

•
Substantial overlap with portfolio assets.  The weightings of the assets of the Portfolio Reference Basket will have a minimum overlap of 90% with the weightings of the assets in the Actual Portfolio at the beginning of each trading day.[7]

•
Guardrails on weightings deviations of individual securities.  The potential deviation in the weightings of specific securities and cash positions in the Portfolio Reference Basket from the weightings of those specific securities and cash positions in the actual portfolio as of the beginning of each trading day will be subject to a publicly disclosed maximum deviation (e.g., 2%) (the “Guardrail Amount”).  The Guardrail Amount will ensure that no individual security in the Portfolio Reference Basket will be overweighted or underweighted by more than the publicly disclosed percentage when compared to the actual weighting of each security within the Fund portfolio as of the beginning of each trading day.

•
Correlated performance.  After randomly determining the specific overlap amount for a given day, the algorithm will generate the weightings of the specific securities in the Portfolio Reference Basket within the specified Guardrail Amount and with the goal of maximizing the correlation between the Portfolio Reference Basket and the actual portfolio. [8]

The Portfolio Reference Basket will be constructed in the same manner for a Long/Short Fund.  In addition to the long positions, all of the short positions will be included in the Portfolio Reference Basket.  The calculation of the minimum weightings overlap also be the same.  Although the short positions will be liabilities of the Long/Short Fund, the assets that cover the short positions in the Actual Portfolio will be reflected in Portfolio Reference Basket, thus allowing for the asset weighting overlap calculation.  The Guardrail Amount will be applicable to both the weightings of the long positions and of the short positions to ensure that no individual security or short position in the Portfolio Reference Basket will be overweighted or underweighted by more than the publicly disclosed percentage when compared to its corresponding weighting in the Actual Portfolio.  Ultimately, the algorithm will generate the weightings of the specific securities and short positions in the Portfolio Reference Basket to maximize the correlation between the Portfolio Reference Basket and the Actual Portfolio. 9
The other operations of a Long/Short Fund also will be the same as for other Funds.  Although short positions cannot be transferred within the Creation Basket, long positions, potentially including securities to be used as coverage for short positions or to close short positions, could be included in the Creation Basket as “custom baskets” pursuant to the flexibility under the Prior Order, as recently amended by the Custom Basket Application.
C.	The Use of Short Positions Raises No New Policy Concerns
Applicants do not believe that the use of short positions related to the Portfolio Instruments will give rise to any new policy concerns.  Most significantly, the Portfolio Reference Basket will continue to serve as an effective alternative to full portfolio transparency for any Long/Short Funds.  Because the Portfolio Reference Basket will display all of the identities of the long and short positions in the Fund, and because of the high degree of overlap in the weightings of the assets in the

[7]	The precise percentage of aggregate overlap in weightings from 90% to 100% will be randomly generated each day and will not be disclosed.
[8]
Applicants expect that the performance of the Portfolio Reference Basket and the actual portfolio will be closely aligned in light of the construction process for the Portfolio Reference Basket, and Applicants do not expect the Tracking Error to exceed 1%.  For these purposes, “Tracking Error” is defined to mean the standard deviation over the past three months of the daily difference, in percentage terms, between the Portfolio Reference Basket per share NAV and that of the Fund at the end of the trading day.

[9]
In order to provide additional transparency to market participants, the aggregate weighting of the short positions in the Portfolio Reference Basket will equal the aggregate weighting of the short positions in the Actual Portfolio (e.g., if the aggregate weighting of the short positions in the Actual Portfolio is -30%, then the aggregate weighting of the short positions in the Portfolio Reference Basket would be -30%).  In this manner, market participants will understand that although the weightings of individual short positions in the Portfolio Reference Basket will be different than the weightings of those individual short positions within the Actual Portfolio (subject to the Guardrail Amount), the aggregate investment exposures relating to short positions in the Portfolio Reference Basket will be equal to the aggregate investment exposures relating to short positions in the Actual Portfolio.

Portfolio Reference Basket and the Actual Portfolio, as well as the Guardrail Amounts, Applicants believe that arbitrageurs and market participants will have the ability to use the long and short positions in the Portfolio Reference Basket to calculate intraday values that approximate the value of the positions in the Actual Portfolio.  Applicants also believe that the pricing of short positions in the Portfolio Instruments should be as readily ascertainable as the pricing of long positions in those same Portfolio Instruments.  As a result, Applicants expect that market makers will understand the value and risk of the Actual Portfolio such that they can make efficient markets in the Shares.
All of the other terms and conditions of the Prior Order will continue to apply to Long/Short Funds and will provide appropriate protections for shareholders, as previously described to the Commission in the Original Application and the Custom Basket Application.
D.	Comparability of Relief Sought to Prior Relief Granted by the Commission
The Commission previously granted the Prior Order to permit the operations of the Funds.  As discussed above, Applicants do not believe that the ability for the Funds to hold short positions under the circumstances described above alters the rationale for the requested relief, and the same terms and conditions will apply to the requested relief.  In addition, Applicants note that the Commission has granted numerous orders to permit fully transparent ETFs that track long/short indexes or that use short positions as part of active management strategies.10  Such ETFs also may operate under Rule 6c-11 under the 1940 Act.  Accordingly, Applicants believe that the use of short positions by ETFs is well precedented.  The difference between the transparent ETFs that use short positions and the Long/Short Funds will relate to the differences in transparency and the requirements of the Prior Order, as discussed above.
III.	REQUEST FOR RELIEF
Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission grant an Order amending the Prior Order.  The Applicants are seeking to amend the terms of the Prior Order in order to have the ability to permit a Fund to enter into short positions with respect to the same types of instruments that a Fund is permitted to hold as long positions in its portfolio.
For the reasons stated in the Prior Order and herein, Applicants believe that:
•
With respect to the relief pursuant to Section 6(c), the relief continues to be appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act;

•
With respect to the relief pursuant to Section 17(b), the proposed transactions continue to be reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and with the general purposes of the 1940 Act; and

•	With respect to the relief pursuant to Section 12(d)(1)(J), the relief continues to be consistent with the public interest and the protection of investors.[11]
IV.	CONDITIONS
Applicants agree that any Order of the Commission granting the requested relief will be subject to all of the conditions in the Prior Order.
V.	PROCEDURAL MATTERS
Applicants file this Application in accordance with Rule 0-2 under the 1940 Act. Pursuant to Rule 0-2(f) under the

[10]
See, e.g., New Age Alpha Advisors, LLC, Investment Company Act Release Nos. 33606 (Aug. 21, 2019) (notice) and 33628 (Sept. 17, 2019) (order) (standard index ETF application permitting long/short and 130/30 index ETFs); Alaia Capital, LLC, Investment Company Act Release Nos. 33580 (July 30, 2019) (notice) and 33621 (Sept. 10, 2019) (order) (standard active ETF application permitting active ETF to enter into short positions).

[11]	See supra note 1.

1940 Act, Applicants state that their address is indicated on the cover page of this Application. Applicants further request that all communications concerning this Application should be directed and copied to the persons listed on the cover page of the Application.
In accordance with Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants pursuant to their corporate organizational documents, and in the case of the Trust, the attached resolutions. Applicants also have attached the verifications required by Rule 0-2(d) under the 1940 Act.
In accordance with Rule 0-5 under the 1940 Act, Applicants request that the Commission issue the requested Order without holding a hearing.
Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission issue an Order under Sections 6(c), 17(b) and 12(d)(1)(J) of the 1940 Act granting the relief requested by this Application.
Blue Tractor ETF Trust

By:	/s/ Terence William Norman
Terence William Norman
President

Blue Tractor Group, LLC

By:	/s/ Terence William Norman
Terence William Norman
Member

BLUE TRACTOR ETF TRUST

The undersigned states that he has duly executed the attached Application dated March 19, 2021 for and on behalf of Blue Tractor ETF Trust; that he is the President of such entity; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Blue Tractor ETF Trust

By:	/s/ Terence William Norman
Terence William Norman
President

BLUE TRACTOR GROUP, LLC

The undersigned states that he has duly executed the attached Application dated March 19, 2021, for and on behalf of Blue Tractor Group, LLC; that he is a Member of such entity; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Blue Tractor Group, LLC

By:	/s/ Terence William Norman
Terence William Norman
Member

RESOLUTIONS OF BLUE TRACTOR ETF TRUST

RESOLVED, that the preparation and filing with the SEC on behalf of the Trust of an application for an order to amend a prior order of exemption under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act and Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act, which permits registered open-end investment companies that are actively managed exchange-traded funds to operate without being subject to a daily portfolio transparency condition (the “Application”), and any amendments and restatements thereof be, and it hereby is, authorized and approved, and the officers of the Trust be, and hereby are, authorized and directed to prepare, execute and file with the SEC the Application and any and all amendments to said Application.